SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO.1
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          FIRST AVIATION SERVICES INC.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                   31865 W 108
                      (CUSIP Number of Class of Securities)


                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)


                                    Copy to:

                               Jesse R. Meer, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212) 704-0100

                                December 8, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

Check the following box if a fee is being paid with this Statement: (  )

                              (Page 1 of 10 Pages)

AMENDMENT TO SCHEDULE 13D
--------------------------                                   -------------------
CUSIP No. 31865 W 108                                        Page 2 of 10 Pages
--------------------------                                   -------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Wynnefield Partners Small Cap Value, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            422,561
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             422,561
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       422,561 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.74%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

                              (Page 2 of 10 Pages)

AMENDMENT TO SCHEDULE 13D
--------------------------                                   -------------------
CUSIP No. 31865 W 108                                        Page 3 of 10 Pages
--------------------------                                   -------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Channel Partnership II, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3215653




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            18,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             18,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       18,000 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

                              (Page 3 of 10 Pages)

AMENDMENT TO SCHEDULE 13D
--------------------------                                   -------------------
CUSIP No. 31865 W 108                                        Page 4 of 10 Pages
--------------------------                                   -------------------

--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            173,020
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             173,020
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       173,020 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.94%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------

                              (Page 4 of 10 Pages)

AMENDMENT TO SCHEDULE 13D
--------------------------                                   -------------------
CUSIP No. 31865 W 108                                        Page 5 of 10 Pages
--------------------------                                   -------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:  Wynnefield Small Cap Value L.P. I.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            235,719
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             235,719
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       235,719 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.64%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

                              (Page 5 of 10 Pages)

Item 1. Security and Issuer.

     This amended Statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares"), of First Aviation Services Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 15 Riverside Avenue, Westport, Connecticut 06880-4214.

Item 2. Identity and Background.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Channel Partnership II L.P. ("Channel"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Small Cap Value, L.P. I (the "Partnership-I"). The Partnership, Channel, the Fund and Partnership-I are sometimes referred to collectively as the "Wynnefield Group".

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM) is the general partner of the Partnership and the Partnership-I, which are private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM. Mr. Obus is also the general partner of Channel, a private investment company organized as a limited partnership under the laws of the State of New York. Mr. Obus, Mr. Landes and Mr. Melnick are principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus, Mr. Landes and Mr. Melnick are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, and Mr. Melnick, WCM and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM nor any of the entities comprising the Wynnefield Group has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Wynnefield Group entities purchased their Shares for the consideration shown in the following table:

                              (Page 6 of 10 Pages)

      Name                      Number of Shares           Consideration Paid
      ----                      ----------------           ------------------
Partnership                         422,561                  $3,671,411.84
Partnership-I                       235,719                   1,996,357.19
Channel                              18,000                     149,275.00
Fund                                173,020                   1,552,022.00


     Such Shares were paid for from the working capital of each entity in the Wynnefield Group, each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

     The entities comprising the Wynnefield Group acquired the Shares reported in Item 5 below for investment purposes. If any entity in the Wynnefield Group determines that the ownership of the Issuer's securities represents an attractive investment opportunity, it reserves the right to buy additional Shares with the understanding that neither such purchases nor the exercise of its rights as a stockholder is intended as a "control" device with respect to the Issuer.

     Except as set forth above, none of the entities in the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

     (a) As of the close of business on the date hereof, the entities comprising the Wynnefield Group beneficially owned a total of 849,300 Shares, the separate ownership of which is set forth in Item 3 of this amended Statement. Mr. Obus, Mr. Landes and Mr Melnick, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, Mr. Obus as a general partner of Channel, and Mr. Obus, Mr. Landes and Mr. Melnick as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the Wynnefield Group. The Shares owned by the Wynnefield Group represent approximately 9.53% of the outstanding Shares of the Issuer, based on the 8,915,000 Shares

                              (Page 7 of 10 Pages)
reported as outstanding on July 31, 1997 in the Issuer's Quarterly Report on Form 10-Q for the three months then ended.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus, Mr. Landes and Mr. Melnick disclaim beneficial ownership of any Shares owned by the entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, Mr. Obus as general partner of Channel, and Mr. Obus, Mr. Landes and Mr. Melnick as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by the entities comprising the Wynnefield Group.

     (c) Since September 17, 1997 (the last reported purchase shown in Schedule 13D, as originally filed), the entities in the Wynnefield Group made the following purchases of Shares in the over-the-counter market:


                                Date in            Number         Price
    Name                         1997             of Shares     Per Share
    ----                         ----             ---------     ---------

Partnership                   September 24         25,600        $8.0416

Partnership                   September 30          6,400         7.8750

Partnership                   December 1           65,568         6.3750

Partnership                   December 5            8,400         6.1300

Partnership                   December 8,          14,400         6.7500



Partnership-I                 September 24         14,400         8.0416

Partnership-I                 September 30          3,600         7.8750

Partnership-I                 December 1           43,712         6.3750

Partnership-I                 December 5            5,600         6.1300

Partnership-I                 December 8            9,600         6.7500

                              (Page 8 of 10 Pages)

                                Date in            Number         Price
    Name                         1997             of Shares     Per Share
    ----                         ----             ---------     ---------

Channel                       December 5            5,000         6.1300


Fund                          September 24          3,000         8.0416

Fund                          December 1           27,320         6.3750

Fund                          December 5            3,000         6.1300

Fund                          December 8            6,000         6.7500


     (d) Each of the entities comprising the Wynnefield Group as an owner of the Shares reported in this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such entity as reported in this Statement.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.



Item 7. Material to be Filed as Exhibits.

     Not applicable.

                              (Page 9 of 10 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 17, 1997

                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
                           By:      Wynnefield Capital Management, LLC,
                                    General Partner

                           By:      S/Nelson Obus
                                    -------------------------------------------
                                    Nelson Obus, Managing Member



                           WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
                           By:      Wynnefield Capital, Inc.

                                    S/Nelson Obus
                                    -------------------------------------------
                                    Nelson Obus, President


                           CHANNEL PARTNERSHIP II, L.P.

                           By:      S/Nelson Obus
                                    -------------------------------------------
                                    Nelson Obus, General Partner



                              (Page 10 of 10 Pages)